SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

CORPORATE RELEASE
STATS ChipPAC Ltd.’s Special Committee Announces
Appointment of Advisers
United States — 3/13/2007, Singapore — 3/13/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, refers to the voluntary conditional cash offer (Offer) announced on March 1, 2007 by Goldman Sachs (Singapore) Pte, for and on behalf of Singapore Technologies Semiconductors Pte Ltd (Offeror).
The Board of Directors of the Company held a meeting on March 3, 2007 and formed a Special Committee (Special Committee) of the directors of the Company who are considered independent for the purposes of the Offer pursuant to the Singapore Code on Take-overs and Mergers1 to review and consider the Offer, and to consider such other alternatives available to the Company as the Special Committee may deem appropriate. The Special Committee appointed Morgan Stanley Dean Witter Asia (Singapore) Pte (Morgan Stanley) on March 13, 2007 as financial adviser to advise the Special Committee with respect to these matters. Jones Day and Drew & Napier LLC have been retained by the Special Committee as legal counsel in connection with these matters.
A circular containing the advice of Morgan Stanley and the recommendation of the Special Committee on the Offer will be posted to security holders of the Company in due course (Offeree Circular).
In the meantime, security holders of the Company are advised to exercise caution when dealing in the securities of the Company or when taking any action in relation to their securities which may be prejudicial to their interests until they or their advisers have considered the information and the recommendation of the Special Committee as well as the advice of Morgan Stanley which will be set out in the Offeree Circular to be issued in due course.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

[1]	Mr. Tan Lay Koon, the Company’s Director, President and Chief Executive Officer, will be a member of the Special Committee unless the Singapore Securities Industry Council (SIC) exempts him from joining in making any recommendation on the Offer. The Company has submitted an application to the SIC in this regard.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Additional Information and Where to Find it
In connection with the Offer by the Offeror, we expect to file a solicitation/recommendation statement (which will include the Offeree Circular) with the Securities and Exchange Commission (SEC). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the Offer. Copies of the solicitation/recommendation statement (and the Offeree Circular) will be available free of charge at the SEC’s website at www.sec.gov, at the SGX-ST website at www.sgx.com or at our website at www.statschippac.com.
Forward-Looking Statements
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; proposed tender offer by Singapore Technologies Semiconductors Pte Ltd, a subsidiary of Temasek Holdings (Private) Limited (Temasek Holdings); actions that may be taken by the Company or third parties in connection with or in response to such proposed tender offer; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Singapore Contact:
Tham Kah Locke
Tel: (65) 6824 7635, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
US Contacts:

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email: drew.davies@statschippac.com	email: lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com